Filed pursuant to Rule 424(b)(3)

Registration No. 333-298485

PROSPECTUS

134,803,910 Ordinary Shares offered by the Selling Shareholders

ENTERA BIO LTD.

This prospectus relates to the offer and resale from time to time by the selling shareholders identified in this prospectus (the “Selling Shareholders”) of up to 134,803,910 of our ordinary shares, par value of NIS 0.0000769 per share (“ordinary shares”), composed of (i) 122,961,215 ordinary shares and (ii) up to 11,842,695 ordinary shares issuable upon exercise of pre-funded warrants (the “Pre-Funded Warrants”). We issued the foregoing securities in a private placement consummated on July 28, 2026 (the “Private Placement”).

We are registering the ordinary shares issued or issuable upon exercise of the Pre-Funded Warrants issued in the Private Placement pursuant to our obligations contained in that certain registration rights agreement, dated July 28, 2026, by and among us and the Selling Shareholders (as amended, the “Registration Rights Agreement”). We refer to the 134,803,910 ordinary shares offered by the Selling Shareholders hereunder as the “Shares.”

The Selling Shareholders may offer, sell or distribute the Shares from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. We will pay certain fees and expenses in connection with the registration of the Shares offered hereby, and we will not receive any of the proceeds from the sale of any Shares by the Selling Shareholders. See “Use of Proceeds”.

The securities covered by this prospectus may be offered through one or more underwriters, dealers and agents, or directly to purchasers. The names of any underwriters, dealers or agents, if any, will be included in a supplement to this prospectus. For general information about the distribution of the Shares, please see “Plan of Distribution.”

Our ordinary shares are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “ENTX”. On August 27, 2026, the closing price of our ordinary shares was $3.08.

Investing in our securities involves risks. See “RISK FACTORS” beginning on page 6 for information you should consider before investing in our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 28, 2026.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”), using a “shelf” registration process. Under the shelf registration statement of which this prospectus forms a part, the Selling Shareholders may, from time to time, sell the Shares described in this prospectus in one or more offerings through any means described in the section entitled “Plan of Distribution.” Additional or more specific terms of transactions in which the Selling Shareholders offer and sell the Shares may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the Shares being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, if any, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in this prospectus or any prospectus supplement—the statement in the document having the later date modifies or supersedes the earlier statement. You should carefully read both this prospectus and any applicable prospectus supplement, together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” before deciding to invest in any of the Shares being offered.

This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the Shares, you should refer to the registration statement, including the exhibits thereto.

Neither we nor the Selling Shareholders have authorized any other person to provide you with information different from or in addition to that included in this prospectus and any prospectus supplement. Neither we nor the Selling Shareholders are making an offer to sell the Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

In this prospectus, the terms “Entera,” “we,” “us,” “our,” “the Company” and “our company” refer to Entera Bio Ltd. and its consolidated subsidiaries, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We make available free of charge on or through our website, www.enterabio.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the SEC.

We have filed with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), of which this prospectus forms a part, relating to the Shares offered under this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us and such Shares. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the full text of the filed exhibit. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a free copy of the registration statement at www.sec.gov. The registration statement, of which this prospectus forms a part, and the documents referred to below under “Incorporation of Certain Documents by Reference” are also available on our website, www.enterabio.com.

Information contained on or accessible through our website is not incorporated by reference in this prospectus and does not constitute a part hereof.

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PROSPECTUS SUMMARY

This prospectus summary highlights selected information appearing elsewhere in this prospectus and in documents we file with the SEC that are incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus carefully, including the information incorporated by reference herein, the information set forth under the heading “Risk Factors” and our financial statements and the related notes thereto incorporated by reference in this prospectus.

Overview

Entera is a clinical stage company focused on developing first-in-class oral peptides. We focus on underserved, chronic medical conditions for which oral administration of a protein therapy has the potential to significantly shift a treatment paradigm. Our pipeline includes differentiated, first-in-class oral peptide programs targeting PTH(1-34), GLP-1/Glucagon and GLP-2.

Currently, most protein therapies are administered via frequent intravenous, subcutaneous, or intramuscular injections. In chronic diseases where patients require persistent management, these cumbersome, often painful and high-priced injections can create a major treatment gap. From a technical standpoint, oral delivery of peptides and therapeutic proteins is challenging due to the enzymatic degradation within the gastrointestinal tract and poor absorption into the blood stream. We leverage our N-Tab® platform, which is designed to simultaneously stabilize large (4kD+) hydrophilic peptides in the gastrointestinal tract and promote their absorption into the bloodstream.

EB613 Program

Our most advanced product candidate, EB613, oral PTH (1-34), is being developed as the first oral, osteoanabolic (bone building) tablet for osteoporosis. EB613 is intended to provide an oral anabolic treatment earlier in an osteoporosis patient’s journey to increase skeletal mass, reduce the risk of fracture and consequently limit the progression of the disease, and its associated disability and mortality.

A placebo controlled, dose ranging Phase 2 study of EB613 tablets (n= 161) met primary (pharmacodynamic/bone turnover biomarker) and secondary endpoints (bone mineral density (“BMD”)). In April 2024, Phase 2 data was published in the Journal of Bone and Mineral Research (JBMR). Our planned Phase 3 registrational program for EB613 is focused on the treatment of postmenopausal women with osteoporosis at high risk of fracture.

Osteoporosis is a chronic, progressive disorder in which bone resorption exceeds formation, resulting in decreased bone strength and increased susceptibility to fracture.

Osteoporosis is a major and growing public health issue, responsible for over two million fractures annually in the United States. After age 50, one in three women and one in five men will suffer an osteoporosis-related fracture in their remaining lifetime. Osteoporotic fractures lead to chronic pain, decreased quality of life, increased disability, and contribute to premature death. Studies show that up to 20-24% of hip fracture patients die within one year of the fracture. The total medical cost of osteoporotic fractures is projected to increase from $57 billion in 2018 to $95 billion by 2040, largely due to the aging population.

The three approved anabolic drugs, including Forteo®, are indicated for the treatment of very high-risk osteoporosis patients as first line therapy and as second line treatment in osteoporosis patients who cannot tolerate or progress on other osteoporosis drugs. Despite the superior efficacy of anabolic drugs, existing treatments require daily or monthly subcutaneous injections and are estimated to be used in a minority of very high-risk patients.

EB613 is being developed under a 505(b)(2) application to the listed drug, Forteo® (teriparatide SC injection, Eli Lilly), which was first approved by the U.S. Food and Drug Administration (“FDA”) in 2002 for the treatment of postmenopausal women with osteoporosis at high risk of fracture and later indicated for men with osteoporosis and osteoporosis associated with sustained systemic glucocorticoid therapy.  Forteo® has been in clinical use for over 20 years with a well-established benefit-risk profile.

We have completed a comprehensive nonclinical and clinical package for the EB613 program, including three Phase 1 comparative studies with Forteo® and three Phase 2 clinical studies. EB613 has been safely administered to a total of 270 study participants, including postmenopausal women with low BMD or osteoporosis (n=118 on EB613, n=43 on placebo), healthy volunteers, and male and female patients with hypoparathyroidism.

In a Phase 2, 6-month, 161-patient, placebo-controlled study in postmenopausal women with osteoporosis or low BMD, EB613 produced rapid dose-proportional increases in biochemical markers of bone formation, reductions in markers of bone resorption, and increased lumbar spine, total hip, and femoral neck BMD. At 6 months of treatment, EB613 2.5mg produced comparable total hip BMD increases as those that have been reported for Forteo® at 6 months.

Since 2023, we have advanced a simplified single-tablet formulation of EB613 that builds on clinical experience with the multi-tablet formulation which was used in Phase 1 and Phase 2 clinical studies and a new generation of our N-Tab® platform.

In June 2026, we reported comparative, crossover Phase 1 data evaluating single-tablet and multi-tablet oral EB613 with Forteo® (teriparatide SC injection, Eli Lilly). The single-tablet EB613 showed a PK profile comparable to multi-tablet EB613, with similar Cmax, Tmax, and total systemic exposure (AUC). The AUC of single tablet and multi-tablet EB613 was comparable with Forteo®, exhibiting a slightly shorter duration of exposure, which is consistent with prior Phase 1 studies. Comparable calcemic effects (serum calcium) and consistent suppression of endogenous PTH(1-84) were shown for both oral EB613 treatments and Forteo®.

Regulatory Background

Since the end of our Phase 2 Meeting in December 2021, we have engaged in FDA Type C, D, and A Meetings in 2022, 2023, 2024, and 2025 to obtain clarity and alignment on total hip BMD as a primary endpoint and an appropriate data package to support a new drug application (“NDA”) for EB613 under a 505(b)(2) application.

In May 2025, as part of our scientific bridging, we received a written concurrence from the FDA that dedicated oral carcinogenicity studies are not warranted for EB613 given the totality of evidence generated from the literature and nonclinical studies conducted with EB613.

In June 2025, we received a written concurrence from the FDA that comprehensive nonclinical developmental and reproductive toxicity (DART) studies are not required given the totality of evidence generated from Forteo®, published literature, and EB613 nonclinical studies.

In December 2025, the FDA released the Determination for Qualification of BMD qualifying total hip BMD as a surrogate efficacy endpoint for fracture that could be used in future studies of new anti-osteoporosis therapies.

In June 2026, we announced that The FDA accepted our plan to conduct a single, randomized, double-blind, placebo-controlled, Phase 3 trial in approximately 750 postmenopausal women with osteoporosis, with a primary endpoint of percent change from baseline in total hip BMD at Month 12 to support a potential New Drug Application (NDA) submission for EB613 for the treatment of women with post-menopausal osteoporosis. The proposed NDA package will also include Entera’s scientific bridge analysis with Forteo® (teriparatide SC injection, Eli Lilly) under the 505(b)(2) pathway, and a transiliac crest bone biopsy sub-study in a subset of patients.

The FDA also agreed with our proposal to continue following the randomized patients out to 24 months in an open-label extension study under a separate protocol. We will plan to submit data through up to 18 months as part of the 120-day safety update to our NDA. Additionally, we will plan to submit the complete 2-year data upon completion of the open-label extension study to characterize further the durability of the treatment effect, safety, and sequence data for EB613 followed by a standard anti-resorptive therapy for 12 months.

EB612 Program

Our product candidate, EB612, is being developed as the first oral PTH(1-34) tablet peptide replacement therapy for patients with hypoparathyroidism.

In December 2025, we announced new in vivo PK/PD data supporting the development of a proprietary long-acting PTH (“LA-PTH”) analog utilizing our N-Tab® platform.

In February 2026, we announced the expansion of our collaboration with OPKO Biologics, Inc. (“OPKO Biologics”), a subsidiary of OPKO Health, Inc. (“OPKO”), and OPKO to jointly advance this LA-PTH program. Under the expanded collaboration, Entera and OPKO each hold a 50% pro-rata ownership interest in the LA-PTH hypoparathyroidism program, and each is responsible for 50% of development costs.

In June 2026, at ENDO 2026, we presented preclinical data for EB612 from three animal models — a thyroparathyroidectomized (TPTx) rat model, a minipig model and a non-human primate model — showing sustained increases in serum calcium consistent with clinically validated injectable PTH-replacement therapies for hypoparathyroidism, and no safety concerns identified.

We are advancing the EB612 program into investigational new drug (IND) enabling studies and plan to submit an IND application to the FDA in the first half of 2027.

EB618 Program (Oral GLP-1/Glucagon)

In September 2023, we entered into a collaboration agreement with OPKO Biologics (the “2023 Collaboration Agreement”). Under the terms of this agreement, OPKO agreed to supply certain Oxyntomodulin (“OXM”) analogs for the development of oral tablet candidates using our proprietary N-Tab® platform.

The EB618 program focuses on developing the first oral dual agonist GLP-1/Glucagon (OXM) peptide as a potential once-daily tablet for patients with obesity and metabolic disorders using the N-Tab® platform. Oxyntomodulin (OXM) is a naturally occurring dual GLP-1/glucagon receptor agonist hormone that regulates appetite and glucose metabolism and promotes weight loss, with additional cardioprotective and anti-fibrotic properties; its therapeutic potential as a native hormone is limited by a short plasma half-life. Currently, there are no approved dual GLP-1/Glucagon agonists available.

In September 2024, we and OPKO jointly announced topline PK/PD results for the OXM program.

In March 2025, we entered into an additional collaboration agreement with OPKO and OPKO Biologics (the “2025 Collaboration Agreement”) to collaborate with respect to the preclinical and clinical development and decision making related to the Oral OXM program for the treatment of obesity, metabolic and fibrotic disorders in humans.

In February 2026, we entered into an amended and restated collaboration agreement with OPKO, which amends and restates the 2025 Collaboration Agreement, to expand the scope of the agreement to include the collaboration with respect to the preclinical and clinical development of a daily LA-PTH for the treatment of hypoparathyroidism.

 In June 2026, at ENDO 2026, we presented preclinical data for EB618 from a single-dose pharmacokinetic-pharmacodynamic study in non-human primates, showing dose-proportional systemic exposure across three tablet strengths, a dose-proportional pharmacologic effect on postprandial blood glucose and no safety concerns identified at doses exceeding the anticipated clinical dose range by more than tenfold. These data support the continued development of EB618 as an oral once-daily GLP-1/glucagon receptor agonist for the treatment of obesity and metabolic disorders.

OPKO is planning to initiate a single ascending dose (SAD) and multiple ascending dose (MAD) Phase 1 clinical study with the subcutaneous injection formulation in 2027. We plan to determine next steps of the clinical development plan for oral OXM based on the outcomes of that study.

Oral GLP-2

This program focuses on developing the first GLP-2 peptide tablet alternative for patients suffering from short bowel syndrome and additional disorders involving mucosal inflammation and nutrient malabsorption.

In connection with the 2023 Collaboration Agreement, we and OPKO completed proof-of-concept pharmacokinetic studies in rodents and minipigs. Oral GLP-2 tablets exhibited significant systemic exposure with plasma levels about 10-fold higher than therapeutic plasma concentrations reported for subcutaneously administered teduglutide (Gattex® label). Rodent repeat-dose PK/PD studies showed clear pharmacologic activity in intestinal tissue. Systemic exposure was maintained for more than 24 hours with relatively low variability, supporting once-daily oral dosing.

Given the challenging compliance rates attributed to injectable GLP-2 therapy and heterogeneity of SBS patients, we believe a daily tablet format may address a significant unmet need in treating and titrating SBS patients more effectively than injectable alternatives.

Private Placement and Governance Matters

On July 26, 2026, we entered into a Securities Purchase Agreement with the Selling Shareholders (the “Purchase Agreement”), providing for the Private Placement, in which we sold to the Selling Shareholders an aggregate of 134,803,910 ordinary shares (or, in lieu thereof, Pre-Funded Warrants), for aggregate proceeds of approximately $275.0 million, representing a price of $2.04 per ordinary share. The Private Placement closed on July 28, 2026 (the “Closing Date”).

Certain of the Selling Shareholders elected to receive a combination of ordinary shares and Pre-Funded Warrants in lieu of ordinary shares. The Pre-Funded Warrants may not be exercised if the aggregate number of ordinary shares beneficially owned by the holder thereof, together with its affiliates, would exceed 9.99% immediately after exercise thereof, subject to increases not in excess of 19.99% at the option of the holder. Each Pre-Funded Warrant has an exercise price of NIS 0.0000769 per ordinary share, is immediately exercisable and may be exercised at any time and has no expiration date, and is subject to customary adjustments.

We intend to use the net proceeds from the Private Placement to support activities related to initiation of our phase 3 registrational study of EB613 in postmenopausal women with osteoporosis and for general working capital and corporate purposes.

The securities issued to the Selling Shareholders under the Purchase Agreement were offered in reliance on an exemption from registration provided by Section 4(a)(2) of the Securities Act. We relied on this exemption from registration based in part on representations made by each Selling Shareholder, including that each Selling Shareholder is an “accredited investor”, as defined in Rule 501(a) promulgated under the Securities Act.

We and the Selling Shareholders also entered into the Registration Rights Agreement, pursuant to which we agreed to prepare and file a registration statement with the SEC no later than August 27, 2026 to register the resale of the Shares.  We have agreed to use our reasonable best efforts to have such registration statement declared effective as promptly as possible after the filing thereof. Holders of the Pre-Funded Warrants may exercise such warrants on a cashless basis at such time as there is no effective registration statement with respect to the resale of the ordinary shares issuable upon exercise thereof. We filed the registration statement, of which this prospectus forms a part, in accordance with our obligations under the Registration Rights Agreement.

Pursuant to the Purchase Agreement, effective as of the Closing Date, we have agreed to grant BVF Partners L.P. (including its affiliates that acquired securities under the Purchase Agreement, “BVF”) the right to designate two directors to our board of directors (the “Board”) (each, a “BVF Designee”), subject to each BVF Designee’s satisfaction of all applicable requirements regarding service as a director under applicable law and Nasdaq rules and such other criteria and qualifications applicable to all of our directors. If BVF ceases to beneficially own at least 75.0% of the total securities (comprising the ordinary shares and the ordinary shares issuable upon exercise of the Pre-Funded Warrants) acquired by BVF in the Private Placement, then BVF’s designation right will be reduced to one BVF Designee; and if such ownership falls below 50.0% of such securities, or if BVF’s beneficial ownership falls below 10.0% of our issued and outstanding ordinary shares, then BVF’s designation right will terminate in full. In each such case, at the Board’s written request, the applicable BVF Designee or BVF Designees will be required to resign from the Board, effective as of the 30th day following such request. For so long as BVF has the right to designate at least one BVF Designee, one BVF Designee is expected to serve on the Nominating and Governance Committee of the Board, subject to applicable independence and other eligibility requirements.

In addition, we have agreed to use our commercially reasonable efforts, in reasonable consultation with each BVF Designee then serving, to identify and either appoint or put forth for election two additional independent members of the Board (each, a “New Independent Director”), anticipated to occur at or prior to our 2027 annual general meeting and, subject to the qualification of such directors, no later than 18 months following the Closing Date.

Additionally, under the Purchase Agreement , each Selling Shareholder has agreed to vote all ordinary shares beneficially held by it in favor of certain proposals relating to the increase in the number of shares issuable under our 2018 Equity Incentive Plan and the issuance of equity grants to our executive officers intended to restore such person’s post-Private Placement beneficial ownership of us to their respective ownership percentages immediately prior to the Closing Date (the “Supported Proposals”). We expect to seek shareholder approval of the Supported Proposals at a special meeting of shareholders anticipated to be held in the fourth quarter of 2026 and, in any event, no later than 12 months following the Closing Date.

Corporate Information

Our principal and registered office is located at Kiryat Hadassah Minrav Building - Fifth Floor, Jerusalem, Israel, and our telephone number is +972-2-532-7151. Our corporate website is located at www.enterabio.com. The information on our website shall not be deemed part of this prospectus.

THE OFFERING

Resale of Ordinary Shares

Ordinary Shares Offered by the Selling Shareholders	Up to 134,803,910 shares.

Use of Proceeds	We will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. See the section of this prospectus titled “Use of Proceeds.”

Market for Our Ordinary Shares	Our ordinary shares are listed on Nasdaq under the symbol “ENTX.”

Risk Factors	Any investment in the Shares offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” and elsewhere in this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to purchase our securities, you should carefully consider the risk factor set forth below and the risk factors incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 27, 2026 (the “2025 Annual Report”) under the heading “Item 1A. Risk Factors”, any updates to those risk factors contained in our Quarterly Reports on Form 10-Q or Current Reports on Form 8-K and the other information contained in this prospectus or any applicable prospectus supplement, as updated by those subsequent filings with the SEC under the Exchange Act that are incorporated herein by reference. These risks could materially affect our business, results of operations and financial condition and could cause the value of our securities to decline in value, in which case you may lose all or part of your investment. For more information, see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

Security, political and economic instability in the Middle East may harm our business.

Our principal research facilities are located in Israel. In addition, most of our key employees, officers and two directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries, Hamas (an Islamist militia and political group in the Gaza Strip), Hezbollah (an Islamist militia and political group in Lebanon), and Iran.

On October 7, 2023, thousands of Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of lethal attacks on Israeli civilians and some military targets. Hamas also launched extensive rocket attacks on the Israeli civilian population and industrial centers located along Israel’s border with the Gaza Strip and across the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped over 250 Israeli civilians and soldiers. Following the attack, Israel’s security cabinet commenced a counter-offense military campaign against Hamas in Gaza. Since the onset of these events, hostilities have persisted across Israel, along Israel’s northern border with Lebanon, primarily involving the Hezbollah terror organization, as well as other extremist groups in the region, including the Houthis in Yemen and various militia groups in Syria and Iraq. Israel has conducted multiple targeted strikes against these terror organizations.

In addition, since April 2024, Israel has experienced direct attacks from Iran, involving hundreds of drones and ballistic missiles launched towards mostly densely populated civilian towns across Israel and some military bases, threatening continued aggression while also exerting considerable influence over regional militia groups encouraging them to launch attacks against Israel. The Israeli defense systems, aided by international allies, successfully intercepted the majority of the ballistic missile attacks, minimizing physical damage and casualties. Additionally, since October 2023, the Houthis, a military organization based in Yemen, have launched a series of attacks on global shipping routes in the Red Sea, as well as direct attacks on various parts of Israel. Such incidents contribute to regional instability and could potentially escalate into broader conflicts with Iran and its proxies in the Middle East, affecting Israel’s political and trade relations, especially with neighboring countries and global allies. The situation remains fluid, and the potential for further escalation exists. In October 2024, Israel initiated both air and ground operations against Hezbollah in Lebanon, culminating in a ceasefire agreement between Israel and Lebanon on November 27, 2024, the results of which remain uncertain. In response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 12, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. On June 21, 2025, U.S. President Donald Trump announced that the United States had conducted air strikes against three nuclear sites within Iran. On October 9, 2025, a ceasefire had been reached. Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas.

On February 28, 2026, following the breakdown of diplomatic efforts and heightened regional tensions, the United States and Israel conducted a series of preemptive strikes targeting Iranian military infrastructure and strategic assets. Immediately thereafter, Iran launched extensive retaliatory ballistic missile and drone attacks against multiple locations across Israel, including central and southern population centers, critical infrastructure facilities and military installations. On March 2, 2026, Hezbollah resumed hostilities, ending the November 2024 ceasefire, by launching projectiles into northern Israel, prompting Israeli airstrikes in Lebanon targeting Hezbollah operatives and assets. Since the outbreak of these hostilities, Israel has implemented nationwide emergency measures, including restrictions on public gatherings and large-scale reserve duty call-ups affecting the civilian workforce.

In early April 2026, a two-week ceasefire between the United States and Iran was agreed. On June 17, 2026, the United States and Iran signed a 14-point memorandum of understanding that formalized the ceasefire, ended the U.S. naval blockade of Iranian ports, provided for the reopening of the Strait of Hormuz and commenced a 60-day period to negotiate a final agreement. Those negotiations subsequently stalled and the ceasefire broke down. Beginning in late June 2026, Iran resumed attacks on commercial vessels transiting the Strait of Hormuz and on U.S. military facilities in Bahrain, Kuwait and Jordan, and the United States has resumed large-scale air strikes against Iranian military and maritime targets. In July 2026, Iran announced the closure of the Strait of Hormuz and the United States reinstated its naval blockade of Iranian ports. U.S. strikes on Iran have continued on a near-daily basis, and Iran has to date rejected proposals for a renewed ceasefire. In August 2026, Iran and Oman entered advanced negotiations on a new shipping arrangement for the Strait of Hormuz; however, Iran has conditioned reopening the waterway on additional demands, including U.S. compensation and the cessation of hostilities, while the United States has similarly demanded compensation from Iran as a precondition for further talks. As of the date of this prospectus, those negotiations remain unresolved and the Strait of Hormuz remains effectively closed to normal commercial traffic. Although Israel has not participated in the current round of strikes on Iran, in June 2026 Iran launched ballistic missiles toward northern Israel and Israel conducted retaliatory strikes in Iran, and Israel’s Home Front Command has from time to time imposed restrictions on civilian activity. There can be no assurance that a ceasefire will be restored, and hostilities between the United States, Israel and Iran could resume or further escalate at any time.

On April 16, 2026, following direct talks between Israeli and Lebanese officials in Washington, D.C., a 10-day cessation of hostilities between Israel and Lebanon was announced, brokered by the United States. On June 26, 2026, following further U.S.-brokered negotiations, Israel, Lebanon and the United States signed a trilateral framework agreement providing for the disarmament of Hezbollah by the Lebanese Armed Forces, beginning in designated pilot zones, and a phased withdrawal of Israeli forces from southern Lebanon. Implementation has been limited to date, Israeli forces remain stationed in southern Lebanon and Hezbollah has not accepted the terms as binding, stating that its fighters will remain deployed and will respond to any violations. The arrangement remains fragile, with reports of continued military operations by both sides in southern Lebanon.

How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict.

While we have a few employees who are in active military service, the ongoing war, the escalation of Hezbollah’s attacks on Northern Israel, and the direct offensives from Iran and its proxies have not, to date, materially impacted our business or operations. Furthermore, we do not expect any delays to any of our programs as a result of such conflicts. While research and some management are located in Israel, other core activities including clinical, regulatory and our supply chain are not. However, we cannot currently predict the intensity or duration of Israel’s war against Hamas, Hezbollah and Iran, and its proxies, nor can we predict how such conflicts will ultimately affect our business and operations or Israel’s economy in general.

Additionally, political uprisings, social unrest and violence in various other countries in the Middle East, including Israel’s neighboring countries Syria, Lebanon, Egypt and Jordan, are affecting the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and certain countries and have raised concerns regarding security in the region and the potential for a broader regional armed conflict. Since February 2026, there has been a significant escalation in hostilities involving the U.S., Israel, Iran and several other countries in the Middle East, including direct military exchanges, which resumed in July 2026 following the breakdown of the June 2026 ceasefire. In addition, the ceasefire framework in Gaza remains in place but implementation of its later phases has stalled following the proposal in August 2026 of a U.S.-brokered 15-point plan for the second phase of the ceasefire, which has not been accepted by all parties. Reported attacks on commercial vessels in the Red Sea and the Bab al-Mandeb strait have also resumed, resulting in casualties and in advisories to commercial shipping operating in the region. These developments have increased regional instability and may further escalate into more severe and prolonged hostilities, which could affect Israel and us.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business. Although such hostilities did not have a material adverse impact on our business in the past, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. These or other Israeli political or economic factors could harm our operations and product development. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We could experience disruptions if acts associated with such conflicts result in any serious damage to our facilities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (“PSLRA”), Section 27A of the Securities Act, and Section 21E of the Exchange Act.  Various statements in this prospectus are “forward-looking statements” within the meaning of the PSLRA and other U.S. federal securities laws. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not be different, and historic results referred to in this prospectus may be interpreted differently in light of additional research and clinical and preclinical trial results. Forward-looking statements include all statements that are not historical facts. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are subject to risks and uncertainties and are based on information currently available to our management. Words such as, but not limited to, “anticipate,” “believe,” “contemplates,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “likely,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will,” “would,” “seek,” “should,” “target,” or the negative of these terms and similar expressions or words, identify forward-looking statements. The events and circumstances reflected in our forward-looking statements may not occur and actual results could differ materially from those projected in our forward-looking statements. These factors include those described in “Item 1A—Risk Factors” in our 2025 Annual Report and in “Part II, Item 1A—Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2026. Meaningful factors which could cause actual results to differ include, but are not limited to, the following:

•	Clinical development involves a lengthy and expensive process with uncertain outcomes. We may incur additional costs and experience delays in developing and commercializing or be unable to develop or commercialize our current and future product candidates;

•	The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be materially harmed;

•	Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all;

•	Positive results from preclinical studies and early-stage clinical trials may not be predictive of future results. Initial positive results in any of our clinical trials may not be indicative of results obtained when the trial is completed or in later stage trials;

•	The scope, progress and costs of developing our product candidates such as EB613 for osteoporosis and EB612 for hypoparathyroidism or other oral peptides for the treatment of obesity, metabolic disorders (EB618) and gastrointestinal rare diseases may alter over time based on various factors such as regulatory requirements, collaboration agreements, the competitive environment and new data from pre-clinical and clinical studies;

•	The accuracy of our estimates regarding expenses, capital requirements, the sufficiency of our cash resources and the need for additional financing;

•	Our ability to raise additional funds or consummate strategic partnerships to offset additional required capital to pursue our business objectives, which may not be available on acceptable terms or at all. A failure to obtain this additional capital when needed, or failure to consummate strategic partnerships, could delay, limit or reduce our product development, and other operations;

•	Even if a current or future product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success;

•	The successful commercialization of our product candidates, if approved, will depend in part on the extent to which governmental authorities and third-party payors establish adequate coverage and reimbursement levels and pricing policies;

•	Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue;

•	If we are unable to obtain and maintain patent protection for our product candidates, or if the scope of the patent protection obtained is not sufficiently broad or robust, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our product candidates may be adversely affected;

•	Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain;

•	Our reliance on third parties to conduct our clinical trials and on third-party suppliers to supply or produce our product candidates;

•	Our interpretation of FDA feedback and guidance and how such guidance may impact our clinical development plan;

•	Our ability to use and expand our N-Tab® platform to additional product candidates;

•	Our operation as a development stage company with limited operating history and a history of operating losses and our ability to fund our operations going forward;

•	Our competitive position with respect to other products on the market or in development for the treatment of osteoporosis, hypoparathyroidism, short bowel syndrome and other rare gastrointestinal disorders, obesity, metabolic conditions and other disease categories we pursue;

•	Our ability to establish and maintain development and commercialization collaborations;

•	Our ability to manufacture and supply enough material to support our clinical trials and any potential future commercial requirements;

•	The size of any market we may target and the adoption of our product candidates, if approved, by physicians and patients;

•	Our ability to obtain, maintain and protect our intellectual property and operate our business without infringing, misappropriating, or otherwise violating any intellectual property rights of others;

•	Our ability to retain key personnel and recruit additional qualified personnel;

•	Our ability to comply with laws and regulations that currently apply or become applicable to our business;

•	Our ability to manage growth; and

•	The Israel-Hamas conflict, that has been ongoing since October 2023, including involvement from Hezbollah, Iran and its proxies in the Middle East, such as the Houthis in Yemen and militias in Iraq and Syria, as well as the hostilities between the United States, Israel and Iran, and their impact on our operations and workforce, remains unknown.

All forward-looking statements contained in this prospectus are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We caution investors not to rely too heavily on the forward-looking statements we make or that are made on our behalf. Except as required by applicable law, we are under no duty, and expressly disclaim any obligation, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in any annual, quarterly or current reports that we may file with the SEC.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Shares offered by this prospectus, but we will bear all fees and expenses incident to our obligation to register the Shares being offered for resale hereunder by the Selling Shareholders.

DESCRIPTION OF ORDINARY SHARES

This section describes the general terms of our ordinary shares. The following description is a summary only and is qualified by reference to the relevant provisions of Israeli law and our Amended and Restated Articles of Association, a copy of which is incorporated by reference in this prospectus.

General

We are an Israeli company incorporated with limited liability, and our affairs are governed by the provisions of our Amended and Restated Articles of Association (the “Articles”), as amended and restated from time to time, and by the provisions of applicable Israeli law, including the Companies Law of 1999 (the “Companies Law”). Our number with the Israeli Registrar of Companies is 514330604. The purpose of our company appears in Article 3 of our Articles, which is to engage in any lawful activity. In addition, our Articles authorize us to donate reasonable amounts to any charitable cause. Our registered office is at Kiryat Hadassah, Minrav Building — Fifth Floor, Jerusalem 9112002, Israel

Ordinary Shares

Our authorized share capital consists of 350,000,000 ordinary shares, par value NIS 0.0000769 per share. All of our issued and outstanding ordinary shares have been validly issued, fully paid and are non-assessable. The ordinary shares are listed on Nasdaq under the symbol “ENTX.”

Our Ordinary Shares

Dividends and Liquidation Rights

We currently have only one class of shares. We have never paid or declared any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Subject to the rights of holders of shares with preferential or special rights that may be authorized in the future, holders of our ordinary shares are entitled to participate in the payment of dividends pro rata in accordance with the amounts paid-up or credited as paid-up on the par value of such ordinary shares at the time of payment without taking into account any premium paid thereon. In the event that we were to go into liquidation, holders of our ordinary shares are entitled to a pro rata share of surplus assets remaining over liabilities, subject to rights conferred on any class of shares which may be issued in the future, in accordance with the amounts paid-up or credited as paid-up on the par value of such ordinary shares, without taking into account any premium paid thereon.

According to the Companies Law, a company may make a distribution of dividends out of its profits on the condition that there is no reasonable concern that the distribution may prevent the company from meeting its existing and expected obligations when they fall due. The Companies Law defines such profit as retained earnings or earnings generated in the last two years, whichever is greater, according to the last reviewed or audited financial statements of the company, provided that the end of the period to which the financial statements relate is not more than six months before the distribution. Declaration of dividends requires a resolution of our Board, and the court, if applicable and as required by the Companies Law, the board determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, and does not require shareholder approval. Payment of dividends and proceeds from the sale of the shares or interest or other payments to non-residents of Israel, may be subject to Israeli withholding taxes. There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Voting Rights

Holders of our ordinary shares are entitled to one vote for each ordinary share on all matters submitted to a vote of shareholders, subject to any special rights of any class of shares that may be authorized in the future. Cumulative voting for the election of directors is not permitted.

Quorum

As permitted under the Companies Law, and pursuant to our Articles, a quorum is required to conduct business at a shareholders’ meeting.  Pursuant to our Articles, the presence, in person or by proxy, of at least two shareholders who hold in the aggregate at least 25% of the voting power of our issued and outstanding shares constitutes a quorum. A proxy may be deemed to be two (2) or more shareholders pursuant to the number of shareholders it represents. Under applicable Nasdaq rules, however, a quorum must consist of not less than an aggregate of 33 1/3 % of the voting power of our issued and outstanding shares. Therefore, notwithstanding the lower percentage set forth in our Articles, we will require the greater percentage mandated by Nasdaq in order to determine the presence of a quorum. If a quorum is not present within half an hour from the time scheduled for such meeting, the meeting will be adjourned to the same day in the next week (at the same time and place), or to a later time and date if so specified in the notice of the meeting, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first Business Day afterwards. If at such adjourned meeting a quorum as specified above is not present within half an hour from the time designated for holding the meeting, subject to certain exceptions, any two shareholders present in person or by proxy shall constitute a quorum.

Shareholders’ Meetings and Resolutions

The Chairman of our board of directors, or any other person appointed for this purpose by the board of directors, shall preside at each shareholders’ meeting. If he is absent, his deputy or another person elected by the present shareholders will preside.

A simple majority is sufficient to approve most shareholders’ resolutions, including any amendment to our Articles, unless otherwise required by law or by our Articles.

We are required to hold an annual meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual meeting. All meetings other than the annual meeting of shareholders are referred to as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place as it may determine. In addition, the Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the request of:

•	any two directors of the company or one quarter of the board of directors; or

•	one or more shareholders holding, in the aggregate: (i) five percent of the outstanding shares of the company and one percent of the voting power in the company; or (ii) five percent of the voting power in the company.

The Companies Law enables our board of directors to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any meeting of our shareholders. Under current regulations, the record date may be not more than forty days and not less than four days prior to the date of the meeting and notice is required to be published at least 21 or 35 days prior to the meeting, depending on the items on the agenda. Under the Companies Law and regulations promulgated thereunder and pursuant to our Articles, one or more shareholders holding at least 1% of the voting rights at a general meeting of shareholders may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, by submitting such proposal within seven days of publication of the Company’s notice with respect to such meeting of shareholders and provided that certain resolutions are brought before the shareholders in such meeting.

Modification of Shareholders’ Rights

We currently have only one class of shares. The rights attached to a class of shares may be altered by the approval of the shareholders of such class holding a majority of the voting rights of such class. The provisions in our Articles pertaining to general meetings also apply to any special meeting of a class of shareholders. Pursuant to our Articles, the presence, in person or by proxy, of at least two shareholders who hold in the aggregate at least 25% of the voting power of our issued and outstanding shares constitutes a quorum. A proxy may be deemed to be two (2) or more shareholders pursuant to the number of shareholders it represents. Under applicable Nasdaq rules, however, a quorum must consist of not less than an aggregate of 33 1/3 % of the voting power of our issued and outstanding shares. Therefore, notwithstanding the lower percentage set forth in our Articles, we will require the greater percentage mandated by Nasdaq in order to determine the presence of a quorum. If a quorum is not present within half an hour from the time scheduled for such meeting, the meeting will be adjourned to the same day in the next week (at the same time and place), or to a later time and date if so specified in the notice of the meeting, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business day afterwards. If at such adjourned meeting a quorum as specified above is not present within half an hour from the time designated for holding the meeting, subject to certain exceptions, any two shareholders present in person or by proxy shall constitute a quorum.

Preemptive Rights

Pursuant to our Articles of Association, no preemptive rights are attached to our ordinary shares.

Restrictions on Non-Residents of Israel

The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles or the laws of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Preferred Shares

Currently there are no preferred shares authorized under the terms of our Articles. No preferred shares are outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is Equiniti Trust Company, LLC.

PLAN OF DISTRIBUTION

Each Selling Shareholder and any of such Selling Shareholder’s pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the Shares on Nasdaq or any other stock exchange, market or trading facility on which the Shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling Shares:

•	distributions to members, partners, stockholders or other equity holders of such Selling Shareholder;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales and settlement of short sales;

•	in transactions through broker-dealers that agree with such Selling Shareholder to sell a specified number of Shares at a stipulated price per Share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of the Shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell Shares under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus. The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions.

In addition, a Selling Shareholder that is an entity may elect to make an in-kind distribution of securities to its members, partners or shareholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or shareholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution. The Selling Shareholders also may transfer the Shares in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by the Selling Shareholders that a donee, pledgee, transferee, other successor-in-interest intends to sell Shares, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a Selling Shareholder.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the Shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Shares in the course of hedging the positions they assume. The Selling Shareholders may also sell ordinary shares short and deliver the Shares to close out their short positions, or loan or pledge the Shares to broker-dealers that in turn may sell such Shares. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the Shares offered by this prospectus, which Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the Shares.  We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of the date on which (a) all Shares shall have been disposed by under an effective registration statement, (b) all Shares have been previously sold in accordance with Rule 144, or (c) the Shares become eligible for resale without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 as set forth in a written opinion letter to such effect, addressed, delivered and acceptable to our transfer agent and the affected Selling Shareholders (assuming that such securities and any securities issuable upon exercise, conversion or exchange of which, or as a dividend upon which, such securities were issued or are issuable, were at no time held by any affiliate of ours), as reasonably determined by us, upon the advice of our counsel.

The Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not, subject to certain exceptions, simultaneously engage in market making activities with respect to the ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.  In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the ordinary shares by the Selling Shareholders or any other person.  We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

SELLING SHAREHOLDERS

The Shares being offered by the Selling Shareholders are those that we issued to the Selling Shareholders in connection with the Private Placement together with those issuable to the Selling Shareholders upon exercise of the Pre-Funded Warrants. For additional information regarding the issuance of the foregoing Shares and the Pre-Funded Warrants, see “Prospectus Summary—Private Placement and Governance Matters” located elsewhere in this prospectus. We are registering the resale of the Shares in order to permit the Selling Shareholders to offer the Shares for resale from time to time. Except (i) for the ownership of the Shares offered hereby and the Pre-Funded Warrants, (ii) as otherwise disclosed in the footnotes to the table immediately below, and (iii) for BVF’s Board designation rights described in “Prospectus Summary — Private Placement and Governance Matters”, none of the Selling Shareholders has had any material relationship with us within the past three years.

The table below lists the names of the Selling Shareholders and other information regarding their respective beneficial ownership of ordinary shares. The second column lists the number of ordinary shares beneficially owned by each Selling Shareholder. The beneficial ownership of our ordinary shares is based on 173,834,271 ordinary shares outstanding as of August 17, 2026.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if such person possesses sole or shared voting or investment power over that security, including derivative securities, such as options and warrants, that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a particular shareholder and the percentage ownership of that shareholder, all shares subject to options and Pre-Funded Warrants held by such shareholder were deemed outstanding if such securities were currently exercisable, on, or become or will become exercisable within 60 days following August 17, 2026. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other shareholder.

The third column lists the Shares being offered by each Selling Shareholder under this prospectus, regardless of any beneficial ownership limitation contained in a Pre-Funded Warrant.

In accordance with the terms of the Registration Rights Agreement, this prospectus covers the resale of the sum of (i) the number of ordinary shares issued to those Selling Shareholders who acquired such shares in the Private Placement and (ii) the maximum number of ordinary shares issuable upon exercise of the Pre-Funded Warrants, as applicable, determined as if the outstanding Pre-Funded Warrants were exercised in full as of the trading day immediately preceding the date the registration statement, of which this prospectus forms a part, was initially filed with the SEC, without regard to any limitations on the exercise of the Pre-Funded Warrants, as described below. The fourth column (presenting the number of ordinary shares owned after this offering) assumes the sale of all of the Shares offered by the Selling Shareholders pursuant to this prospectus.

Under the terms of the Pre-Funded Warrants, the Selling Shareholders may not exercise such Pre-Funded Warrants to the extent such exercise would result in such Selling Shareholder, together with its affiliates and attribution parties, to beneficially own a number of ordinary shares which would exceed 9.99% (subject to increases not in excess of 19.99% at the option of such Selling Shareholder) of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares issuable upon exercise of such Warrants which have not been exercised. The number of Shares in the third column (presenting the maximum number of ordinary shares to be sold pursuant to this prospectus) does not reflect this limitation, but the number of Shares in the second column reflects this limitation. The Selling Shareholders may sell all, some or none of their respective Shares in this offering. See “Plan of Distribution.”

We will pay the fees and the expenses incurred in effecting the registration of the Shares covered by this prospectus, including, without limitation, all registration and filing fees, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, fees and expenses of our counsel and accountants. Each Selling Shareholder will pay any underwriting or broker discounts and any commissions incurred in selling its Shares.

Name of Selling Shareholder	Ordinary Shares Beneficially Owned Prior to the Offering	Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus	Ordinary Shares Owned Following the Offering	Percentage of Ordinary Shares Ownership Following the Offering(1)
Biotechnology Value Fund, L.P. (2)(6)	9,183,118	14,005,183	5,001,263	2.6%
Biotechnology Value Fund II, L.P.(3)(6)	6,821,874	10,355,448	3,821,886	2.1%
Biotechnology Value Trading Fund OS LP(4)(6)	1,147,267	1,740,881	644,157	*
MSI BVF SPV, LLC(5)(6)	248,540	369,076	157,231	*
Seven Fleet Master Fund LP(7)	4,931,844	4,901,960	29,884	*
Seven Fleet Horizon Master Fund LP(7)	1,960,784	1,960,784	—	*
Longitude Venture Partners V, L.P.(8)	7,843,138	7,843,138	—	*
TCG CROSSOVER FUND III, LP(9)	12,254,901	12,254,901	—	*
Vivo Opportunity Fund Holdings, L.P.(10)	4,330,882	4,330,882	—	*
Vivo Opportunity Cayman Fund, L.P.(10)	437,500	437,500	—	*
Vivo Opportunity Co-Invest, L.P.(10)	2,718,137	2,718,137	—	*
Vivo Opportunity Co-Invest (Cycle 3), L.P.(10)	4,768,382	4,768,382	—	*
Spruce Street Capital Master Fund LP(11)	8,098,894	8,088,235	10,659	*
MAP 852 SP(11)	1,717,954	1,715,686	2,268	*
Commodore Capital Master LP(12)	7,352,941	7,352,941	—	*
Driehaus Life Sciences (QP) Fund, L.P.(13)	1,323,530	1,323,530	—	*
Driehaus Life Sciences Master Fund, L.P.(13)	3,578,430	3,578,430	—	*
RA Capital Healthcare Fund, L.P.(14)	4,901,960	4,901,960	—	*
Venrock Healthcare Capital Partners EG, LP.(15)	2,450,980	2,450,980	—	*
Venrock Healthcare Capital Partners III, L.P.(15)	2,227,941	2,227,941	—	*
VHCP Co-Investment Holdings III, LLC.(15)	223,039	223,039	—	*
Logos Opportunities Fund V LP(16)	4,411,764	4,411,764	—	*
Catalio Nexus Fund IV, LP(17)	2,696,078	2,696,078	—	*
Catalio BH SPV, LLC(17)	1,225,490	1,225,490	—	*
Perceptive Life Sciences Master Fund, Ltd.(18)	3,431,372	3,431,372	—	*
Adage Capital Partners LP(19)	2,450,980	2,450,980	—	*
ADAR1 Partners, LP(20)	2,265,164	2,132,350	132,814	*
Spearhead Insurance Solutions IDF, LLC - Series ADAR1(20)	335,816	318,630	17,186	*
Seligman Healthcare Spectrum (Master) Fund(21)	3,078,077	2,450,980	627,097	*
Deep Track Biotechnology Master Fund, Ltd.(22)	1,937,990	1,937,990	—	*
Deep Track Special Opportunities Fund, LP(22)	512,990	512,990	—	*
Foresite Capital Fund VI LP(23)	1,225,490	1,225,490	—	*
Foresite Public & Crossover Opportunities Fund I, L.P.(23)	1,225,490	1,225,490	—	*
Nantahala Capital Partners Limited Partnership(24)	784,202	784,202	—	*
NCP RFM LP(24)	271,343	271,343	—	*
Blackwell Partners LLC – Series A(24)	1,046,767	1,046,767	—	*
Eastmain 2023 Fund LP(24)	226,119	226,119	—	*
NEXTBio Master Fund LP(25)	1,452,900	1,450,070	2,830	*
NEXTBio Evergreen LLC(25)	880,038	878,361	1,677	*
Squadron Master Fund LP(26)	1,470,588	1,470,588	—	*
Monograph Capital Holdings, L.P.(27)	980,392	980,392	—	*
Woodline Master Fund LP(28)	980,392	980,392	—	*
Diadema Partners Master Fund LP(29)	55,994	51,471	4,523	*
Diadema Strategic Fund LP(29)	108,787	100,490	8,297	*
Persistent Asset Global Select Fund SPC(29)	76,959	71,078	5,881	*
Valence8 Diversified (US) LLC(29)	23,975	22,059	1,916	*
Affinity Healthcare Fund, LP(30)	689,314	245,098	444,216	*
Sio Partners LP(31)	142,156	142,156	—	*
Sio Partners Offshore LTD(31)	102,942	102,942	—	*
Rubric Capital Master Fund LP(32)	4,037,293	4,037,293	—	*
AMAP Fund(32)	43,324	43,324	—	*
BEMAP Master Fund Ltd(32)	163,985	163,985	—	*
Blackstone CSP-MST FMAP Fund(32)	167,162	167,162	—	*

 * Represents beneficial ownership of less than one percent (1%) of the outstanding Shares

(1)	Based on 173,834,271 ordinary shares outstanding as of August 17, 2026.

(2)	Maximum number of ordinary shares to be sold pursuant to this prospectus includes (i) 7,739,394 ordinary shares and (ii) 6,265,789 ordinary shares underlying Pre-Funded Warrants purchased by Biotechnology Value Fund, L.P. (“BVF I”) in the Private Placement.

(3)	Maximum number of ordinary shares to be sold pursuant to this prospectus includes (i) 5,722,517 ordinary shares and (ii) 4,632,931 ordinary shares underlying Pre-Funded Warrants purchased by Biotechnology Value Fund II, L.P. (“BVF II”) in the Private Placement.

(4)	Maximum number of ordinary shares to be sold pursuant to this prospectus includes (i) 962,027 ordinary shares and (ii) 778,854 ordinary shares underlying Pre-Funded Warrants purchased by Biotechnology Value Trading Fund OS LP (“BVF Trading”) in the Private Placement.

(5)	Maximum number of ordinary shares to be sold pursuant to this prospectus includes (i) 203,955 ordinary shares and (ii) 165,121 ordinary shares underlying Pre-Funded Warrants purchased by MSI BVF SPV, LLC (“MSI” and together with BVF I, BVF II and BVF Trading, the “BVF Entities”) in the Private Placement.

(6)	The Pre-Funded Warrants contain an issuance limitation that prohibits the holder from exercising the Pre-Funded Warrants to the extent that after giving effect to such issuance after the exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of our ordinary shares outstanding immediately after giving effect to the issuance of the shares issuable upon exercise of the Pre-Funded Warrants.

BVF I GP LLC, as general partner of BVF I, may be deemed to beneficially own the shares held by BVF I. BVF II GP LLC, as general partner of BVF II, may be deemed to beneficially own the shares held by BVF II. BVF GP Holdings LLC, as the sole member of BVF I GP LLC and BVF II GP LLC, may be deemed to beneficially own the shares beneficially owned by BVF I and BVF II. BVF Partners OS Ltd, as general partner of BVF Trading, may be deemed to beneficially own the shares beneficially owned by BVF Trading. BVF Partners L.P. (“BVF Partners”), as the sole member of BVF Partners OS Ltd. and the investment adviser of each of BVF I, BVF II, BVF Trading and MSI, may be deemed to beneficially own the shares beneficially owned by BVF I, BVF II, BVF Trading and MSI. BVF Inc., as general partner of BVF Partners, and Mark N. Lampert, as officer and director of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Partners and has shared voting and dispositive power over such shares. Each of BVF I GP LLC, BVF II GP LLC, BVF GP Holdings LLC, BVF Partners OS Ltd., BVF Partners, BVF Inc. and Mr. Lampert disclaim beneficial ownership over the shares. The principal business address of the BVF Entities is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(7)

Brian Liu has voting and dispositive power over the securities held by Seven Fleet Master Fund LP and Seven Fleet Horizon Master Fund LP. The registered address of Seven Fleet Master Fund LP and Seven Fleet Horizon Master Fund LP is 960 Clemente Way Mountain View, CA 94043.

(8)

Longitude Capital Partners V, LLC (“LCPV”) is the general partner of Longitude Venture Partners V, L.P. (“LVPV”) and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPV, and may each be deemed to share voting, investment and dispositive power with respect to these securities. Each of LCPV, Mr. Enright and Ms. Tammenoms Bakker disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interests therein. The address for these individuals and entities is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.

(9)

These securities are held of record by TCG Crossover Fund III, L.P. TCG Crossover GP III, LLC is the general partner of TCG Crossover Fund III, L.P. and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP III, LLC and may be deemed to share voting, investment and dispositive power with respect to these securities. The business address for the foregoing is 245 Lytton Ave., Suite 350, Palo Alto, CA 94301.

(10)

Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P. Kevin Dai, Gaurav Aggarwal, Frank Kung and Shan Fu are the managing members of Vivo Opportunity, LLC and may be deemed to share voting, investment and dispositive power over the shares held by Vivo Opportunity Fund Holdings, L.P., Vivo Opportunity Co-Invest, L.P. and Vivo Opportunity Co-Invest (Cycle 3), L.P. Vivo Opportunity Cayman, LLC is the General Partner of Vivo Opportunity Cayman Fund, L.P. and Kevin Dai, Gaurav Aggarwal, Frank Kung and Shan Fu are managing members of Vivo Opportunity Cayman, LLC. They may be deemed to share voting, investment and dispositive power over the shares held by Vivo Opportunity Cayman Fund, L.P. The address of the entities referenced in this footnote is 192 Lytton Avenue, Palo Alto, CA 94301.

(11)

Consists of 9,803,921 shares of our common stock issued pursuant to the Purchase Agreement. 1,715,686 of such shares are held by Spruce Street Capital LP (“Spruce Street Advisor”), as discretionary manager on behalf of a separate account client solely with respect to the assets for which Spruce Street Advisor acts as investment manager, and 8,088,235 of such shares are directly held by Spruce Street Capital Master Fund LP. The address of each of Spruce Street Advisor and Spruce Street Capital Master Fund LP is 777 Third Avenue, Suite 1704, New York, NY 10017.

(12)

Commodore Capital LP is the investment manager to Commodore Capital Master LP and may be deemed to beneficially own the securities held by Commodore Capital Master LP. Michael Kramarz and Robert Egen Atkinson are the managing partners of Commodore Capital LP and exercise investment discretion with respect to these securities. Commodore Capital LP and Commodore Capital Master LP have shared voting and dispositive power with respect to these securities. The address of Commodore Capital LP and Commodore Capital Master LP is 444 Madison Avenue, 35th Floor, New York, NY 10022.

(13)

Michael Caldwell and Alex Munns are the portfolio managers of and have voting and dispositive power over the shares held by Driehaus Life Sciences (QP) Fund, L.P. and Driehaus Life Sciences Master Fund, L.P. (the “Driehaus Funds”). Driehaus Capital Management LLC is the investment adviser of the Driehaus Funds and may be deemed to beneficially own the shares held by the Driehaus Funds. Driehaus Capital Management (USVI) LLC is the general partner of each of the Driehaus Funds. Each of Driehaus Capital Management LLC, Driehaus Capital Management (USVI) LLC and Messrs. Caldwell and Munns disclaim beneficial ownership over the securities held by the Driehaus Funds, except to the extent of its or his respective pecuniary interest therein. The address of each of the individuals and entities referenced in this footnote is c/o Driehaus Capital Management LLC, 25 East Erie Street, Chicago, IL 60611.

(14)

RA Capital Management, L.P. (“RA Capital”), as the investment manager of RA Capital Healthcare Fund, L.P. (“RA Fund”), may be deemed to beneficially own the securities beneficially owned by the RA Fund. RA Capital Management GP, LLC (“RA Capital GP”), as the general partner of RA Capital, may be deemed to beneficially own the securities beneficially owned by the RA Fund. Peter Kolchinsky and Rajeev Shah, as the managing members of RA Capital GP, may be deemed to beneficially own the securities beneficially owned by the RA Fund. Each of RA Capital, RA Capital GP, Mr. Kolchinsky and Mr. Shah disclaims beneficial ownership of such securities except to the extent of any pecuniary interest therein. The principal business address of RA Capital and RA Capital GP is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.

(15)

VHCP Management III, LLC (“VHCPM”) is the sole general partner of Venrock Healthcare Capital Partners III, L.P. and the sole manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC (“VHCPM EG”) is the sole general partner of Venrock Healthcare Capital Partners EG, L.P. Dr. Bong Koh and Nimish Shah are the voting members of VHCPM and VHCPM EG. The address of each of these persons and entities is 7 Bryant Park, 23rd Floor, New York, NY 10018.

(16)

Logos Opportunities V GP LLC (“GP V”) is the general partner of Logos Opportunities Fund V LP and may be deemed to have beneficial ownership of these shares. Arsani William and Graham Walmsley are the members of GP V. Dr. William and Dr. Walmsley disclaim beneficial ownership of these securities except to the extent of each’s pecuniary interest therein. The address for Logos entities is One Letterman Drive, Building C, Suite C3-350, San Francisco, California 94129.

(17)

Catalio Nexus GP IV, LLC is the general partner of Catalio Nexus Fund IV, LP (“Catalio Nexus”). Catalio Capital Management, LP, a registered investment advisor, serves as the manager for Catalio Nexus and the separately managed account, Catalio BH SPV, LLC. George C. Petrocheilos and R. Jacob Vogelstein have voting or investment control over the shares of Catalio Nexus and Catalio BH SPV, LLC.

(18)

Perceptive Advisors LLC (“Perceptive Advisors”) is the investment advisor to Perceptive Life Sciences Master Fund, Ltd. (the “Perceptive Master Fund”) and may be deemed to have beneficial ownership of the shares beneficially owned thereby. Joseph Edelman is the controlling person of Perceptive Advisors and accordingly may be deemed to have beneficial ownership of the shares beneficially owned by the Perceptive Master Fund and Perceptive Advisors Perceptive Advisors, the Perceptive Master Fund and Mr. Edelman disclaim beneficial ownership of all such shares, except to the extent of any pecuniary interest therein. The principal business address of Perceptive Advisors, the Perceptive Master Fund and Mr. Edelman is 51 Astor Place, 10th Floor, New York, NY 10003.

(19)

Bob Atchinson and Phillip Gross are the managing members of Adage Capital Advisors, L.L.C., which is the managing member of Adage Capital Partners GP, L.L.C., which is the general partner of Adage, and each such person or entity, as the case may be, has shared voting and/or investment power over the securities held by Adage Capital Partners, LP and may be deemed the beneficial owner of such shares, and each such person or entity, as the case may be, disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

(20)

Consists of 2,243,449 ordinary shares held directly by ADAR1 Partners, LP (“ADAR1”), 335,816 shares held directly by Spearhead Insurance Solutions IDF, LLC – Series ADAR1 (“Spearhead”), and 21,715 ordinary shares held directly by separately managed accounts (“managed accounts”). ADAR1 Capital Management, LLC (“ADAR1 LLC”), the investment advisor of ADAR1 and the sub-advisor of Spearhead and the managed accounts, has voting and investment control of the ordinary shares held by ADAR1, Spearhead, and the managed accounts. ADAR1 Capital Management GP, LLC (“ADAR1 GP”) is the general partner of ADAR1. Daniel Schneeberger is the manager of ADAR1 LLC and ADAR1 GP. The address of ADAR1 is 3503 Wild Cherry Drive, Building 9, Austin, TX 78738. The address of Spearhead is 3828 Kennett Pike, Suite 202, Greenville, DE 19807.

(21)

Columbia Management Investment Advisers, LLC serves as investment manager to Seligman Healthcare Spectrum (Master) Fund (“SHS Master”). Kosta Kleyman, portfolio manager of SHS Master, may be deemed to exercise ultimate investment power of the securities held by SHS Master.

(22)

David Kroin is the managing member of Deep Track Capital GP, LLC (the “GP”). The GP is the general partner of Deep Track Capital, LP (the “IM”). The IM is the investment manager of each of Deep Track Biotechnology Master Fund, Ltd. and Deep Track Special Opportunities Fund, LP. The principal business address is 200 Greenwich Ave, 3rd Fl, Greenwich, CT 06830.

(23)

1,225,490 ordinary shares are held of record by Foresite Capital Fund VI LP (“Fund VI”), and 1,225,490 ordinary shares are held of record by Foresite Public & Crossover Opportunity Fund I, L.P. (“P&CO Fund I”). The general partner of Fund VI is Foresite Capital Management VI LLC (“FCM VI”), and the general partner of P&CO Fund I is Foresite Public & Crossover Opportunity Management I, LLC (“P&COM I”). Dr. James B. Tananbaum is the sole managing member of each of FCM VI and P&COM I and may therefore be deemed to have sole voting and investment power over the shares held by Fund VI and P&CO Fund I. Dr. Tananbaum disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The principal address of the aforementioned entities is 9200 Sunset Boulevard, PH1, West Hollywood, CA 90069.

(24)

Nantahala Capital Management, LLC is a Registered Investment Adviser and has been delegated the legal power to vote and/or direct the disposition of such securities on behalf of the Selling Shareholder as a General Partner, Investment Manager, or Sub-Advisor and would be considered the beneficial owner of such securities. The above shall not be deemed to be an admission by the record owners or the Selling Shareholder that they are themselves beneficial owners of these securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or any other purpose. Wilmot Harkey and Daniel Mack are managing members of Nantahala Capital Management, LLC and may be deemed to have voting and dispositive power over the shares held by the Selling Shareholder. The address for the above referenced entity is 130 Main St., 2nd Floor, New Canaan, CT 06840.

(25)

NEXTBio Capital Management LP (“NEXTBio”) is the management company and investment advisor to the NEXTBio Master Fund LP and NEXTBio Evergreen LLC (“NEXTBio Funds”) and has sole voting and investment power with respect to these securities. NEXTBio Capital Management (GP) LLC (“NEXTBio GP”) is the sole general partner of NEXTBio. Hongbo Lu and Richard Klemm are managing members of NEXTBio GP, which may be deemed to be beneficial owners of the securities directly held by the NEXTBio Funds. Each such person or entity, as the case may be, disclaims beneficial ownership of all securities held by the NEXTBio Funds, except to the extent of their respective pecuniary interest therein. The address of the individuals and entities referenced in this footnote is 500 W 2nd Street, Suite 1900, Austin, TX 78701.

(26)

These securities are held by Squadron Master Fund LP. Squadron Capital Management LLC serves as investment adviser to Squadron Master Fund LP and may be deemed to be the beneficial owner of all securities held by the fund. Matthew Sesterhenn and William F. Blank III, as Partners of Squadron Capital Management LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all securities held by the funds. Squadron Capital Management LLC and Messrs. Sesterhenn and Blank disclaim beneficial ownership over any of the securities. The address of Squadron Capital Management LLC is 1211 W. 22nd Street, Suite 1008, Oak Brook, IL 60523.

(27)

Monograph Capital Holdings Advisors, LLC (“Monograph Holdings Advisors”) is the general partner of Monograph Holdings, L.P. (“Monograph Holdings”). Voting and investment decisions with respect to securities held directly or indirectly by Monograph Holdings Advisors are made by a five-member committee and require the affirmative vote of either (i) four members or (ii) three members, one of whom must be Dr. Cohen. Each member may be deemed to beneficially own the securities beneficially owned by Monograph Holdings. However, consistent with the so-called “rule of three,” each member of the committee disclaims beneficial ownership of the securities held by Monograph Holdings. No member individually has voting or investment power over such securities, and voting and investment decisions may be made without the approval of any particular member.

(28)

Woodline Partners LP serves as the investment manager of Woodline Master Fund LP and may be deemed to be the beneficial owner of the ordinary shares. Woodline Partners LP disclaims any beneficial ownership of these shares. The address of the Fund is 4 Embarcadero Center, Suite 3450, San Francisco, CA 94111.

(29)

Diadema Partners LP (“Diadema Partners”) is the investment manager for the Selling Shareholder; and Diadema Partners General Partner LLC (“Diadema Partners GP”) is the sole general partner of Diadema Partners. Timothy Bassett is the sole managing member of Diadema Partners GP. Each of Diadema Partners, Diadema Partners GP, and Mr. Bassett disclaims beneficial ownership of the securities held directly by the Selling Shareholder except to the extent of their pecuniary interest therein. The address of the Selling Shareholder is 2140 Headquarters Plaza, East Tower 2nd Floor, Morristown, NJ 07960.

(30)

Affinity Asset Advisors, LLC (the “Advisor”) is the investment manager of Affinity Healthcare Fund, LP (the “Fund”) and exercises investment discretion with regard to the shares of Common Stock owned by the Fund. Michael Cho is the managing member of the Advisor. The Fund and the Advisor have the shared power to vote or to direct the vote and to dispose or direct the disposition of such shares of Common Stock of the Issuer owned by the Fund. The Advisor may be deemed to be the beneficial owner of such shares of Common Stock of the Issuer owned by the Fund by virtue of its position as investment manager of the Fund. The principal business address of each of the Fund and the Advisor is 450 Park Avenue, Suite 1403, New York, NY 10022.

(31)

Sio Management is the investment manager of Sio Partners LP (“Sio Partners”) and Sio Partners Offshore Ltd. (“Offshore”), and Michael Castor is the sole owner and Managing Member of Sio Management. Sio Management and Mr. Castor may be deemed to beneficially own the securities held by Partners and Offshore. Sio GP LLC is the General Partner of Sio Partners. Each of Sio Capital Management LLC, Sio GP LLC, and Michael Castor disclaims beneficial ownership over the securities held of record by the Selling Shareholders, except to the extent of its or his pecuniary interest therein. The business address of each of the foregoing entities and persons is c/o Sio Capital Management, LLC, 600 Third Avenue, 2nd Floor, New York, NY 10016.

(32)	David Rosen is the Managing Member of Rubric Capital Management GP LLC, the general partner of Rubric Capital Management LP, and has voting and investment control over the securities held by the Selling Shareholder. The principal business address of the Selling Shareholder is c/o Rubric Capital Management LP, 155 East 44th St, Suite 1630, NY, NY 10017.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to the documents containing such information. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all future documents (excluding information furnished pursuant to Items 2.02, 7.01 and 9.01 of Form 8-K or any other information that is identified as “furnished” rather than filed) we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 27, 2026;

•	Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2026 and June 30, 2026, filed with the SEC on May 8, 2026 and August 7, 2026, respectively;

•	Our Current Reports on Form 8-K (not including any information furnished under Item 2.02, 7.01 or 9.01 of such Form 8-K or any other information that is identified as “furnished” rather than filed, which information is not incorporated by reference herein), filed with the SEC on February 4, 2026, February 9, 2026, April 3, 2026, July 16, 2026 and July 28, 2026; and

•	The description of our ordinary shares contained in our registration statement on Form 8-A, filed on June 25, 2018, and any amendment or report filed for the purpose of updating such description, including without limitation, Exhibit 4.1 of our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023.

Additionally, all filings filed by us pursuant to the Exchange Act after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement (excluding information furnished pursuant to Items 2.02, 7.01 and 9.01 of Form 8-K or any other information that is identified as “furnished” rather than filed) shall also be deemed to be incorporated by reference into this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a later statement contained in this prospectus or in any other document incorporated by reference into this prospectus modifies or supersedes the earlier statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with this prospectus (other than an exhibit to these filings, unless we have specifically incorporated that exhibit by reference in this prospectus). Any such request should be addressed to us at: Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, Attention: Miranda Toledano, Chief Executive Officer, or made by phone at +972-2-532-7151. You may also access the documents incorporated by reference in this prospectus through our website at www.enterabio.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and any Israeli experts named in this prospectus, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a significant number of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Herzog Fox & Neeman, that it may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law. There is little case law in Israel addressing these matters.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment was rendered after due process by a court which was, according to the laws of the state of the court, competent jurisdiction to render the judgment;

•	the judgment is final and is not subject to any right of appeal; and

•	the obligations imposed by the judgment are enforceable according to the laws of the State of Israel and according to the laws of the state in which the judgement was given, and the substance of the judgment is not contrary to public policy.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

LEGAL MATTERS

The validity of the ordinary shares in respect of which this prospectus is being delivered will be passed upon by Herzog, Fox & Neeman, Tel Aviv, Israel.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in note 1c to the financial statements) of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Entera Bio Ltd.

PROSPECTUS